[CITIGROUP GLOBAL MARKETS INC. LETTERHEAD]

VIA EDGAR

May 20, 2014

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Re:	Heritage Insurance Holdings, LLC
Registration Statement on Form S-1
Filed April 21, 2014
File No. 333-195409

Dear Mr. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, as representative of the underwriters of the offering (the “Offering”) of shares of Common Stock of Heritage Insurance Holdings, Inc. (as successor in interest to Heritage Insurance Holdings, LLC) (the “Company”), hereby joins in the Company’s request that the effectiveness of the Company’s Registration Statement on Form S-1, File No. 333-195409, as amended, become effective on Thursday, May 22, 2014 at 4:00pm, Eastern time, or as soon thereafter as practicable.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

The undersigned, as representative of the underwriters, hereby advise you that approximately 448 copies of the Company’s preliminary prospectus dated March 13, 2014 in connection with the Offering have been distributed to underwriters, dealers, institutions and others through the date hereof.

[Remainder of page intentionally left blank.]

Sincerely,

CITIGROUP GLOBAL MARKETS INC., as Representative of the several Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Gautam Chawla
	Name:	Gautam Chawla
	Title:	Managing Director